





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/31/17 (MM/DD/YY) AND ENDING 12/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Davy Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Davy House 49 Dawson Street Dublin 2 Ireland
(No. and Street)

Dublin	Ireland.	D02 PY05
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Mulvey +353 1 614 8797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

1 South Wacker Drive, Suite 800	Chicago	Illions	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Neil Mulvey__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Davy Securities__ , as of __December 30__ , 20 __18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____

Neil Mulvey
Signature

FINOP
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Davy Securities

Affirmation

COUNTY OF DUBLIN, IRELAND

We, the undersigned officers of the firm of Davy Securities, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Davy Securities for the year ended December 30, 2018 are true and correct. We further affirm that neither the Davy Securities nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.,



Barry Nangle
President



Neil Mulvey
Financial and Operations Principal

Vivian Matthews
Notary Public
Subscribed and sworn to before me on February 27 2019

I, Vivian C. Matthews, Notary Public, hereby certify that the within document was duly executed by the said

...BARRY NANGLE AND NEIL MULVEY

Dated this...27....day of...FEBRUARY...20.19
At Dublin, Ireland.

Vivian C. Matthews
Notary Public for the City of Dublin
Ireland
Commissioned for Life

Davy Securities
(a wholly owned subsidiary of J&E Davy Holdings)



Report of Independent Registered Public Accounting Firm

The Member and Board of Directors
Davy Securities

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Davy Securities (the Company) as of December 30, 2018, and the related statements of income and comprehensive income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 30, 2018, the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2016.

Chicago, Illinois
February 27, 2019

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

1

Davy Securities
(a wholly owned subsidiary of J&E Davy Holdings)

Statement of Financial Condition (In US Dollars)
As of December 30, 2018

Assets:	
Cash and cash equivalents	$ 6,489,472
Other assets	2,855
Receivable from affiliate	499,786
Total assets	$ 6,992,113
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable & accrued expenses	$298,930
Payable to affiliates	63,978
Total liabilities	362,908
Commitments and contingencies	
Stockholder's equity:	
Common stock: €1 ($1.163) par value: Authorized, 3,400,000 shares issued, and outstanding, 3,400,000 shares	3,955,228
Retained earnings	3,259,821
Accumulated other comprehensive loss	(585,844)
Total stockholder's equity	6,629,205
Total liabilities and stockholder's equity	$ 6,992,113

The accompanying notes are an integral part of these financial statements.

Davy Securities
(a wholly owned subsidiary of J&E Davy Holdings)

Statement of Income and Comprehensive Income (In US Dollars)
For the year ended December 30, 2018

Income:	
Commission income	$ 2,062,082
Research income	366,969
Total income	2,429,051
Expenses:	
Intercompany charges	624,077
Employee compensation and benefits	670,624
Communication and data processing	298,402
Travel and entertainment	71,588
Occupancy and equipment	54,625
Floor brokerage and exchange fees	80,766
Other expenses	165,207
Total expenses	1,965,289
Income before income tax expense	463,762
Income tax expense	(64,635)
Net income	399,127
Other comprehensive loss	
Currency translation adjustment	(331,066)
Total comprehensive income	$68,061

The accompanying notes are an integral part of these financial statements.

Davy Securities
(a wholly owned subsidiary of J&E Davy Holdings)

Statement of Changes in Stockholder's Equity
(In US Dollars)
For the year ended December 30, 2018

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholder's Equity
Balances at December 31, 2017	$ 3,955,228	$ 2,860,694	$ (254,778)	$ 6,561,144
Net income	-	399,127	-	399,127
Currency translation adjustment	-	-	(331,066)	(331,066)
Balances at December 30, 2018	**$ 3,955,228**	**$ 3,259,821**	**$ (585,844)**	**$ 6,629,205**

The accompanying notes are an integral part of these financial statements.

4

Davy Securities
(a wholly owned subsidiary of J&E Davy Holdings)

Statement of Cash Flows (In US Dollars)
For the year ended December 30, 2018

Cash flows from operating activities:

Net income	**$ 399,137**
Adjustments to reconcile net income to net cash used in operating activities:	
Decrease / (Increase) in operating assets:	
Other assets	**678,273**
Receivable from affiliates	**(177,936)**
Income tax payable/receivable	**55,927**
(Decrease)/ Increase in operating liabilities:	
Accounts payable and accrued expenses	**(994,773)**
Payable to affiliates	**58,331**
Net cash provided by operating activities	**18,959**
Foreign exchange rate change	**(330,807)**
Decrease in cash and cash equivalents	**(311,848)**
Cash and cash equivalents	
Cash at the beginning of the year	**6,801,320**
Cash at the end of the year	**$ 6,489,472**

The accompanying notes are an integral part of these financial statements.

Davy Securities
(a wholly owned subsidiary of J&E Davy Holdings)

Notes to financial statements as of December 30, 2018 and for the year ended December 30, 2018

1   Organization and description of the business

Davy Securities (or "the Company") commenced trading during the year ended December 31, 2006. Davy Securities is regulated by the Central Bank of Ireland. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Its business encompasses the execution, as agent only, of transactions in foreign (from a U.S. perspective) equities, which are listed primarily on the London and/or Irish Stock Exchanges and foreign fixed income securities. The Company executes client orders for foreign securities with J&E Davy (trading as Davy), an affiliated foreign broker-dealer which is a member of the Irish Stock Exchange "ISE", the London Stock Exchange "LSE", Euronext and is authorised by the Central Bank of Ireland under the Stock Exchange Act 1995. J&E Davy reports these executed trades to the relevant stock exchange. Davy Securities executes the client order with J&E Davy which in turn will execute the order with a member of the relevant stock exchange or a market maker.

Davy Securities is a wholly owned subsidiary of J&E Davy Holdings. The ultimate holding company is Amber Note. J&E Davy Holdings and Amber Note are both incorporated in Ireland.

2   Summary of significant accounting policies

Basis of preparation

These financial statements were prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The company adopted ASC 606 on December 31, 2017. Revenue is presented on a gross basis.

Brokerage commissions. The Company executes, as agent only, buy and sell trades in securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commission rates are negotiated between the Company and the customer at the time of the trade and is dependent on the transaction.

Research fees. The Company provides research services as needed by customers. The Company believes the performance obligation for providing research fee services is satisfied upon delivery of a research report. Fees are based on negotiated rates at the time of delivery.

Davy Securities
(a wholly owned subsidiary of J&E Davy Holdings)

Notes to financial statements as of December 30, 2018 and for the year ended December 30, 2018

2   Summary of significant accounting policies *(continued)*

Revenue recognition (continued)

There were no accounts receivable or deferred revenue balances associated with contracts from customers at December 30, 2018 or 2017, respectively.

Foreign currencies

The Company's functional currency is the euro. Monetary assets and liabilities denominated in foreign (non euro) currencies are translated into euros using exchange rates prevailing at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies are translated into euros using historical exchange rates. Foreign currency translation gains and losses arising from transactions and balances denominated in foreign currencies are recorded in the Statement of Income and Comprehensive Income.

For presentation purposes, the financial statements have been translated from the functional currency, euros, into U.S. dollars. Assets and liabilities are translated into dollars using exchange rates prevailing at the end of the period (1 dollar = 1.1445 euro). Stockholder's equity balances have been translated into dollars using historical exchange rates. Revenues and expenses are translated into dollars using the average rate for the period (1 dollar = 1.1815 euro). Such translations should not be construed as representations that the functional currency amounts represent, have been, or could be converted into US Dollars at that or any other rate. Adjustments arising from translation into the presentation currency, U.S. dollars, are recognised in accumulated other comprehensive loss, a component of stockholder's equity, the currency translation account within stockholder's equity.

Income taxes

The Company accounts for income tax in accordance with ASC 740 – Income Taxes. The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognised in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognises the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax purposes meeting the more likely than not threshold, the amount recognised in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. The Irish tax authorities retain the right to examine prior year's tax computations. When applicable, the Company has elected to record any potential penalties and interest related to uncertain tax positions as income tax expense on the Company's Statement of

Davy Securities
(a wholly owned subsidiary of J&E Davy Holdings)

Notes to financial statements as of December 30, 2018 and for the year ended December 30, 2018

2   Summary of significant accounting policies *(continued)*

Income taxes (continued)

Income and Comprehensive Income. The Company did not have any uncertain tax positions for the year ended December 30, 2018.

Cash and cash equivalents

The Company considers all highly-liquid instruments with original maturities of three months or less to be cash equivalents.

The Company maintains its cash and cash equivalents at financial institutions in accounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash or cash equivalents.

Subsequent events
The company has evaluated subsequent events for potential recognition and or disclosure through the date that these financial statements were issued.

Recent accounting pronouncement
In February 2017, the FASB issued Accounting Standards Update (ASU) 2018-02, Leases (Topic 842) (ASU 2018-02). The ASU requires management to recognize lease assets and lease liabilities by lessees for all operating leases. The ASU is effective for periods ending on or after December 15, 2018 and interim periods therein on a modified retrospective basis. The Company has no lease agreements that the standard applies to on the financial statements.

3   Commitments and contingent liabilities

There were no commitments or contingent liabilities at year end other than described in Note 8.

4   Related party transactions

Corporate expenses, which include direct costs, overheads and departmental re-allocations (including exchange fees, staff costs, communication charges and head office charges for support services such as compliance and finance) are allocated to the Company by J&E Davy based on direct usage, headcount or volume depending on the source of the expense; these expenses amounted to $1,518,661 in 2018. All direct expenses (including audit fees, regulatory levies and professional fees) are paid by J&E Davy and recharged through the inter-company account. As of December 30, 2018, an amount of $499,786 was due from J&E Davy relating to trade settlement accounts in addition to accrued income and expenses. In addition, at this date an amount of $57,288 was owed to Davy Research and $6,690 was owed to Green Note (a Parent Company in the J&E Davy Holdings Group) in respect of group tax relief.

Davy Securities
(a wholly owned subsidiary of J&E Davy Holdings)

Notes to financial statements as of December 30, 2018 and for the year ended December 30, 2018

5   Net capital requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, (the "Rule") which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items in the reserve computation.

At December 30, 2018 the Company had net capital of $5,746,242, which was $5,496,242 in excess of its required net capital of $250,000.

6   Income tax

The income tax expense for the period was $64,635 and is included in the statement of income and comprehensive income. The effective tax rate was 13.94%, the Irish statutory tax rate is 12.5%. The difference between the effective tax rate and the statutory tax rate was entirely attributable to expenses that are not deductible for Irish tax purposes.

The currency translation adjustment recorded in accumulated other comprehensive income within stockholder's equity has no tax consequences for the Company as it arises on the translation of balances from the functional currency (Euro) into the presentational currency (US Dollar).

There was no deferred taxation as of December 30, 2018.

7   Concentration of credit risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of investors. A substantial portion of the Company's transactions are executed with and on behalf of investors, including other brokers and dealers, commercial banks, U.S. governmental agencies, mutual funds, and financial institutions and are generally collateralized. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

The Company, from time-to-time, maintains deposits with financial institutions in amounts that are in excess of federally insured limits; however, management does not believe that the Company is exposed to any significant credit risk.

8   Commitments, contingencies and other matters

The Company, as part of its obligations under the terms of a facility agreement entered into by its parent company, Green Note, on December 13, 2013 had provided a first floating charge over the whole of its undertaking, property, assets and rights in favour of Bank of Ireland. On April 18, 2018, Green Note entered a restatement and amendment agreement with Bank of Ireland in relation to extending the facility and the company also noted its guarantor obligations at this time.

Davy Securities
(a wholly owned subsidiary of J&E Davy Holdings)

Schedule I

Computation of net capital under SEC Rule 15c3-1 (In US Dollars)
As of December 30, 2018

Total stockholder's equity	**$ 6,629,205**
Non-allowable assets and deductions and charges	
Receivable from affiliates	(499,786)
Net capital before haircuts	6,129,419
Haircuts on non-USD cash deposits	(383,177)
Net capital	**5,746,242**
Net capital requirement (the greater of $250,000 or 2% of aggregate debt items in the reserve computation)	**250,000**
Excess net capital	**$ 5,496,242**

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17a-5 as of December 30, 2018.

Davy Securities
(a wholly owned subsidiary of J&E Davy Holdings)

Schedule II

Computation for determination of reserve requirements under SEC Rule 15c3-3 (Exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission As of December 30 2018

Although the Company is not exempt from Rule 15c3-3, there are no amounts reportable under this section. The company is not exempt for transactions in US securities but operates pursuant to SEC Rule 15c3-3 K (2) (i) for transactions in foreign securities.

Davy Securities

(a wholly owned subsidiary of J&E Davy Holdings)

Financial Statements and Supplementary Schedules
As of December 30, 2018 and for the Year December 31, 2017 to December 30, 2018

(With Report of Independent Registered Public Accounting Firm)

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5 (e)(3) under the Securities Exchange Act of 1934. A statement of Financial Condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.